UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, on May 18, 2026, Critical Metals Corp. (the “Company”) entered into a Scheme Implementation Deed (as amended) under which the Company will acquire all of the issued shares and listed options of European Lithium Ltd. (“European Lithium”) by way of two interdependent schemes of arrangement under Australian law, comprising of a scheme between European Lithium and its shareholders (the “Share Scheme”) and a scheme between European Lithium and the holders of its listed options (the “Option Scheme”, and together with the Share Scheme, the “Schemes”).

On October 26, 2026, the Company issued a press release regarding the transaction. The relevant language from the press release is provided below.

Court Approval

European Lithium has announced that on October 26, 2026, the Supreme Court of Western Australia (the “Court”) made orders approving the Schemes. The approval follows the vote by European Lithium shareholders and option holders in favor of the Schemes on October 22, 2026.

Critical Metals Corp intends to rely on the Court’s approval of the Schemes to qualify for the exemption from registration under section 3(a)(10) of the U.S. Securities Act of 1933, as amended, in connection with the issue of new Critical Metals Corp shares under the Schemes.

Effective Date and Implementation

The Schemes will become legally effective once an office copy of the Court orders is lodged with the Australian Securities and Investments Commission, which European Lithium expects to do on October 27, 2026. Trading in European Lithium shares and options on the ASX is expected to be suspended from the close of trading that day.

The remaining key dates are expected to be:

●	October 27, 2026: Effective date and last day of trading of European Lithium shares and options on the ASX

●	October 29, 2026: Record date for entitlements to the scheme consideration

●	November 5, 2026: Implementation date, issue of new Critical Metals Corp shares to European Lithium securityholders

●	November 6, 2026: New Critical Metals Corp shares expected to begin trading on Nasdaq, and European Lithium removed from the ASX Official List

All dates refer to time in Perth, Western Australia, are indicative only and subject to change.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the timing of closing of the transaction, statements regarding anticipated benefits of the transaction, as well as statements regarding the financial position, financial performance, business strategy, expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used herein, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of the date hereof involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-299575), on Form F-3 (File No. 333-296156), on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

October 26, 2026	By:	/s/ Tony Sage
	Name:	Tony Sage
	Title:	Chief Executive Officer and Executive Chairman

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